Informe de Testeo

Se probó el equipo CUBE SCAN para detección de SARS CoV_2 en un examen rápido de 10 segundos, fabricada por la empresa RADIOLIFE .

Realizamos una pequeña muestra en 15 pacientes, con Test pareado de reacción de cadena de polimerasa para SARS CoV_2 : 8 de ellos con enfermedad COVID19, confirmada con reacción de cadena de polimerasa positiva para SARS CoV_2 en el examen pareado y 7 de ellos con otras patologías con reacción de cadena de polimerasa negativa en el examen pareado, los resultados obtenidos fueron los siguientes:

Exámenes	**Test Positivos**	**Test Negativos**	**Totales**
PCR Positivas	7	1	8
PCR Negativas	0	7	7
Totales	7	8	15

En estos resultados obtuvimos una sensibilidad de 87,5% y una especificidad de 100%, p =0,004 (x^2 corregido).

Sugerimos corroborar estos resultados en un grupo mayor, para ver la reproductividad de los datos, los valores de VPP y VPN están afectados por la prevalencia de COVID19 en la muestra.

Dr. SEBASTIAN UGARTE U.
Rut: 7.980.636-6
Jefe CPC Clínica INDISA

Dr. Sebastián Ugarte
Jefe de Centro de Pacientes Críticos
Clínica Indisa

Santiago, 17 de diciembre 2021.